Sit U.S. Government Securities Fund (SNGVX) March 31, 2020

The **Sit U.S. Government Securities Fund** provided a return of 5.25% during the 12-month period ending March 31, 2020, compared to the return of the Bloomberg Barclays Intermediate Government Bond Index of 8.93%. The Fund's 30-day SEC yield was 2.55% and its 12-month distribution rate was 2.06%.

As the novel coronavirus (COVID-19) continues to wreak havoc on our health and well-being, economy, and financial markets, it is inevitable that the U.S. and world economies will experience a recession. As mentioned in prior communications, the financial markets have been anticipating a recession as demonstrated by the over 30 percent equity market decline from the highs in mid-February and the volatile record-low bond yields. The question is, will the recession be deep and prolonged, or will it be shallow and brief? With the extreme equity and bond market volatility and declines over the last three weeks, we believe the consensus is anticipating the weaker scenario – a deep, prolonged global recession. At this time, we do not forecast such a dire scenario, but rather a material economic slowdown that should reaccelerate once the coronavirus is contained.

Encouragingly, global policymakers' recent extraordinary actions reflect their understanding of this risk. Global central banks and governments have implemented aggressive stimulus measures to help prevent a prolonged downturn. The Federal Reserve launched an unlimited quantitative easing program to aid companies and municipalities; the European Central Bank announced a €750 billion private and public purchase program to help keep economies going and financial markets functioning normally; and the U.S. government recently finalized a $2.6 trillion relief program. There is likely more to come.

While it is impossible to call a market bottom, the already meaningful market downdraft is providing intermediate and long-term investment opportunities. We expect markets to improve long before an economic recovery materializes. It is very possible that markets will recover once there is a belief that the number of new coronavirus cases has plateaued and that there is "light at the end of the tunnel." Predicting the exact timing of the reversal is extremely difficult, but we think that investors should maintain a diversified portfolio of high-quality stocks and bonds underpinned by strong fundamentals. This provides greater scope to manage risk in challenging market conditions.

Cash is King

As the coronavirus spread through multiple communities in the U.S. last month, Treasury yields declined sharply due to an initial flight to quality from stocks to Treasury bonds. By the third week of March, liquidity began to dry up, and investors went from selling what they wanted to sell to selling whatever they could sell. The flight to quality quickly turned into a flight to cash with run-on-the-bank like behavior. High yield bond prices went into a freefall that was exacerbated by massive withdrawals from corporate ETFs. Next to experience dramatic selling pressure were investment-grade bonds, then muni bonds, and even money market securities. By the time the Federal Reserve (Fed) stepped in with a plan to launch an unprecedented bond-buying program, even gold and Treasury bonds were being sold aggressively while T-Bill yields turned negative.

The list of what the Fed is NOT buying is shorter than what they are buying and getting shorter by the day. The only sectors we believe the Fed will not ultimately invest in are high yield or junk-rated bonds and stocks. So far, the Fed has purchased more than $1.6 trillion worth of bonds and grown its balance sheet to about $6 trillion. There is currently no hard and fast limit to how far the Fed will go to support the bond market, and it is widely accepted that it will continue to buy as many bonds as needed to meet investors' desire for liquidity.

Corporations are also desperate for cash, and the Fed's success at returning liquidity to the corporate bond market has sparked what is going to be record volumes of corporate borrowing in the public investment-grade bond market. Even though companies are having to pay yields one to two percent more than Treasury yields versus a couple of months ago, absolute yields are still very low. Being able to borrow large sums of money and pay less than 5 percent interest in these uncertain times is too irresistible to pass up. The floodgates of new deals have sprung open, and it is difficult to say how much supply of corporate bond debt will be issued, but it could be multiples of what would exist during more normal times.

Most sectors in the investment-grade taxable bond universe are trading better as the flight to cash has subsided. While sustained market stability will only occur with a slowing of the spread of the virus, it's a relief to see some semblance of rationality return to the bond market. However, we still expect downgrades in the leisure and energy sectors, and things will get worse before they get better even for the companies that survive.

Fund Objective and Strategy

The Sit U.S. Government Securities Fund objective is high current income and safety of principal. The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

An institutional share class (SNGYX) of this fund was launched on December 31, 2019.